Exhibit 4.10

AMENDMENT TO INDEPENDENT CONTRACTOR AGREEMENT

THIS AGREEMENT is made as of the 16th day of January, 2025.

BETWEEN:

BRAZIL POTSH CORP., a corporation incorporated under the laws of the Province of Ontario and having an office at 198 Davenport Road, Toronto, ON Canada

(hereinafter called the “Company”)

AND:	OF THE FIRST PART

RYAN PTOLEMY, an individual with an address of 930 – 55 Stewart Street, Toronto, ON M5V 2V1

(hereinafter called the “Consultant”)

        OF THE SECOND PART

WHEREAS the Company and the Consultant entered into a consulting agreement dated as of 1st day of August, 2014, as amended on November 1, 2021 (the “Agreement”);

AND WHEREAS the parties are desirous of amending certain terms of the Agreement;

THEREFORE, the Agreement is amended as follows:

1. The first paragraph of section 3 of the Agreement is deleted in its entirety and replaced with the following:

Effective December 1, 2024, the base fee for the Consultant’s services hereunder shall be at the rate of USD$25,000 per month (the “Base Fees”), plus applicable goods and services tax, together with any such increments thereto and bonuses (including additional grants of options) as the Board of Directors of the Company may from time to time determine, payable in equal monthly amounts in advance on the first business day of each calendar month.

2. All other terms and conditions of the Agreement are hereby reaffirmed.

IN WITNESS WHEREOF this amendment has been executed as of the day, month and year first above written.

BRAZIL POTASH CORP.

	Per:	/S/ Matt Simpson
Authorized Signatory

/S/ Neil Said	/S/ Ryan Ptolemy
WITNESS	Ryan Ptolemy